

July 23, 2012

<u>Via E-mail</u>
Mr. Kelly G. Maguire
Chief Financial Officer
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, Colorado 80202

> **RE:** **BioFuel Energy Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 16, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 1-33530**

Dear Mr. Maguire:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results…page 33

Liquidity and Capital Resources, page 39

Cash Provided By Operating Activities, page 39

2.  Net cash provided by operating activities was $23.6 million for the year ended December 31, 2011, compared to $12.9 million for the year ended December 31, 2010.  You indicate that the higher amount of cash provided by operating activities was primarily comprised of a net loss of $10.4 million which was offset by working capital sources of $2.8 million and non-cash charges of $31.2 million, which were primarily depreciation and amortization.  You indicate that working capital sources were related to a decrease in accounts receivables which was partially offset by an increase in inventory and a decrease in accounts payable.   Please expand this disclosure to discuss the underlying reasons for changes in your working capital components, with specific discussions for accounts receivables, inventories, accounts payable and other assets and liabilities, as applicable.  Please revise your disclosure for all periods presented.  See Section IV.B of the SEC Interpretive Release No. 33-8350.

Senior Debt Facility, page 40

3.  You disclose that your collateral accounts have various provisions, including historical and prospective debt service coverage ratios and debt service reserve requirements.  You also disclose that the terms of the Senior Debt Facility also include covenants that impose certain limitations.  Please disclose whether you were in compliance with your debt covenants for all periods presented.  In addition, please disclose the specific terms of your material debt covenants, along with any required ratios/amounts.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 9A. Controls and Procedures, page 46

4.  Disclosure controls and procedures are defined in Rule 15d-15(e) of the Securities Exchange Act of 1934 and not Rule 15d-15(c).  Internal control over financial reporting is defined in Rule 15d-15(f) of the Securities Exchange Act of 1934 and not Rule 15d-15(e).  Please revise your disclosures on page 46 accordingly.

Form 10-Q for the Period Ended March 31, 2012

General

5.  Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief